Exhibit 99.1

MEMORANDUM OF AGREEMENT

SALEFORM 1993


Dated 3rd March 2005

Contract No. 2005/01
Gemport Gemlik Liman Ve Depolama Isletmeleri A.S. Kocacukur Mevkii P.K.101 16600, Gemlik, Bursa, Turkey.
hereinafter called the Sellers, have agreed to sell, and

Barland Holdings Inc., of Monrovia, Liberia hereinafter called the Buyers, have agreed to buy the

Name:   M/V "IDC 2"
Classification Society/Class:   NKK
Built:  05/1985                 By: Mitsui Engineering, Tamano, Japan
Flag:   Turkish                 Place of Registration:  Istanbul
Call Sign:  TCIX                Grt/Nrt:  24,646/13,377

Register Number:                IMO: 8307595


hereinafter called the Vessel, on the following terms and conditions:

Definitions

"Banking days" are days on which banks are open both in the country of the currency stipulated for the Purchase Price in Clause 1 and in the place of closing stipulated in Clause 8.

"In writing" or "written" means a letter handed over from the Sellers to the Buyers or vice versa, a registered letter, telex, telefax or other modern form of written communication.

"Classification Society" or "Class" means the Society referred to in line 4.

1. Purchase Price: (Fifteen Million Five Hundred Thousand United States Dollars) USD 15,500,000

2.   Deposit

As security for the correct fulfilment of this Agreement the Buyers shall pay a deposit of 10% (ten per cent) of the Purchase Price within 3 (three) banking days after telefaxed MOA signed by both parties.

This deposit shall be placed with Turkiye Is Bankasi A.S., Izmir Branch, Mimar Kemalettin caddesi No.2 Gumruk, Izmir, account number 2233570

Swift code:  SBKTRIS - (Tel: (90) 232 484-1250;  Fax: (90) 232 483-4593;  Email:
s340001@isbank.com.tr - contact person Ms Ebru Otan)

and held by them in a joint account for the Sellers and the Buyers, to be released in accordance with joint written instructions of the Sellers and the Buyers. Accrued Interest, if any, to be credited to the Buyers. Any fee charged for holding the said deposit shall be borne equally by the Sellers and the Buyers.

3.   Payment

The said Purchase Price shall be paid in full free of bank charges to the credit of USDlrs account 2233546 at Turkiye Is Bankasi A.S., Izmir Branch (contact details as per clause 2 above) in favour of: Gemport Gemlik Liman Ve Depolama Isletmeleri A.S.

on delivery of the Vessel, but not later than 3 (three) banking days after the Vessel is in every respect physically ready for delivery in accordance with the terms and conditions of this Agreement and Notice of Readiness has been given in accordance with Clause 5 in exchange for clean title and the agreed delivery documents.

4.   Inspections

a) The Buyers have superficially inspected the Vessel in Dubai on/abt 16th - 27th November 2004 and have accepted the Vessel following this inspection and the sale is outright and definite, subject only to the terms and conditions of this Agreement.

5.   Notices, time and place of delivery

a) The Sellers shall keep the Buyers well informed of the Vessel's itinerary and shall provide the Buyers with 20, 15, 10, 7 approximately delivery notice of the estimated time of arrival and 3 (three) days definite delivery notices at the intended place of delivery. When the Vessel is at the place of delivery and in every respect physically ready for delivery in accordance with this Agreement, the Sellers shall give the Buyers a written Notice of Readiness for delivery.

b) The Vessel shall be delivered and taken over charter free, safely afloat at a safe berth or safe and freely accessible anchorage at one safe port on completion of one laden voyage from South Africa to Ushant-Hamburg range in Sellers' option.

     Expected time of delivery: Between 15th April to 6th May 2005 in Sellers' option. (dates between 27/04/05 and 02/05/05 to be excluded due to Greek easter)

     Date of cancelling (see Clauses 5c), 6b)(iii) and 14): 6th May 2005 in Buyer's option.

c) If the Sellers anticipate that, notwithstanding the exercise of due diligence by them, the Vessel will not be ready for delivery by the cancelling date they may notify the Buyers in writing stating the date when they anticipate that the Vessel will be ready for delivery and propose a new cancelling date. Upon receipt of such notification the Buyers shall have the option of either cancelling this Agreement in accordance with Clause 14 within 7 (seven) running days of receipt of the notice or of accepting the new date as the new cancelling date. If the Buyers have not declared their option within 7 (seven) running days of receipt of the Sellers' notification or if the Buyers accept the new date, the date proposed in the Sellers' notification shall be deemed to be the new cancelling date and shall be substituted for the cancelling date stipulated in line 61.

     If this Agreement is maintained with the new cancelling date all other terms and conditions hereof including those contained in Clauses 5 a) and 5
     c) shall remain unaltered and in full force and effect. Cancellation or failure to cancel shall be entirely without prejudice to any claim for damages the Buyers may have under Clause 14 for the Vessel not being ready by the original cancelling date.

d) Should the Vessel become an actual, constructive or compromised total loss before delivery the deposit together with interest earned shall be released immediately to the Buyers whereafter this Agreement shall be null and void.

6.   Drydocking/Divers Inspection

[a)  deleted]

b) (i) The Vessel is to be delivered without drydocking. However, the Buyers shall have the right at their expense to arrange for an underwater inspection by a diver approved by the NKK Classification Society prior to the delivery of the Vessel. The Sellers shall at their cost make the Vessel available for such inspection. The extent of the inspection and the Conditions under which it is performed shall be to the satisfaction of the Classification Society. If the conditions at the port of delivery are unsuitable for such inspection, the Sellers shall make the Vessel available at a suitable alternative place near to the delivery port.

     (ii) If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's clean class, then unless repairs can be carried out afloat to the satisfaction of the Classification Society, the Sellers shall arrange for the Vessel to be drydocked at their expense for inspection by the Classification Society of the Vessel's underwater parts below the deepest load line, the extent of the inspection being in accordance with the Classification Society's rules. If the rudder, propeller, bottom or other underwater parts below the deepest load line are found broken, damaged or defective so as to affect the Vessel's clean class, such defects shall be made good by the Sellers at their expense to the satisfaction of the Classification Society without recommendation*. In such event the Sellers are to pay also for the cost of the underwater inspection and the Classification Society's attendance otherwise divers costs to be for Buyers account.

     (iii) If the Vessel is to be drydocked pursuant to Clause 6 b) (ii) and no suitable dry-docking facilities are available at the port of delivery, the Sellers shall take the Vessel to a port where suitable drydocking facilities are available, whether within or outside the Delivery range as per Clause 5 b). Once drydocking has taken place the Sellers shall deliver the Vessel at a port within the delivery range as per Clause 5 b) which shall, for the purpose of this Clause, become the new port of delivery. In such event the cancelling date provided for in Clause 5 b) shall be extended by the additional time required for the drydocking and extra steaming, but limited to a maximum of 14 (fourteen) running days.

c)   If the Vessel is drydocked pursuant to Clause 6 b) above

     (i) the Classification Society may require survey of the tailshaft system, the extent of the survey being to the satisfaction of the Classification surveyor. If such survey is not required by the Classification Society, the Buyers shall have the right to require the tailshaft to be drawn and surveyed by the Classification Society, the extent of the survey being in accordance with the Classification Society's rules for tailshaft survey and consistent with the current stage of the Vessel's survey cycle. The Buyers shall declare whether they require the tailshaft to be drawn and surveyed not later than by the completion of the inspection by the Classification Society. The drawing and refitting of the tailshaft shall be arranged by the Sellers. Should any parts of the tailshaft system be condemned or found defective so as to the affect the Vessel's class, those parts shall be renewed or made good at the Sellers' expense to the satisfaction of the Classification Society without condition/recommendation*.

     (ii) the expenses relating to the survey of the tailshaft system shall be borne by the Buyers unless the Classification Society requires such survey to be carried out, in which case the Sellers shall pay these expenses. The Sellers shall also pay the expenses if the Buyers require the survey and parts of the system are condemned or found defective or broken so as to affect the Vessel's class*.

     (iii) the expenses in connection with putting the Vessel in and taking her out of drydock, including the drydock dues and the Classification Society's fees shall be paid by the Sellers if the Classification Society issues any condition/recommendation* as a result of the survey or if it requires survey of the tailshaft system. In all other cases the Buyers shall pay the aforesaid expenses, dues and fees.

     (iv) the Buyers' representative shall have the right to be present in the drydock, but without interfering with the work or decisions of the Classification surveyor.

     (v) the Buyers shall have the right to have the underwater parts of the Vessel cleaned and painted at their risk and expense without interfering with the Sellers' or the Classification surveyor's work, if any, and without affecting the Vessel's timely delivery. If, however, the Buyers' work in drydock is still in progress when the Seller's have completed the work which the Sellers are required to do, the additional docking time needed to complete the Buyers' work shall be for the Buyers' risk and expense. In the event that the Buyers' work requires such additional time, the Sellers may upon completion of the Sellers' work tender Notice of Readiness for delivery whilst the Vessel is still in drydock and the Buyers shall be obliged to take delivery in accordance with Clause 3, whether the Vessel is in drydock or not and irrespective of Clause 5b).

     In the event that the Underwater inspection reveals any damage or defect which the class society does not require to be repaired prior to the next scheduled Drydocking then the purchase price of the vessel shall be reduced by the amount reflecting the direct cost of repairs.

     This amount shall be ascertained as the average of two (2) quotations obtained by two (2) reputable yards close to the port of delivery, one (1) quotation obtained by the Sellers' and one (1) quotation obtained by the Buyers'. The repair method upon which the quotations will be obtained should be class approved.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

** 6 a) and 6 b) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 6 a) to apply.

7.   Spares/bunkers, etc.

The Sellers shall deliver the Vessel to the Buyers with everything belonging to her on board and on shore without extra costs to the Buyers'. All spare parts and spare equipment including spare tail-end shaft(s) and/or spare propeller(s)/propellerblade(s), if any, belonging to the Vessel at the time of inspection used or unused, whether on board or not shall become the Buyers' property. Forwarding charges, if any, shall be for the Buyers' account. The Sellers are not required to replace spare parts including spare tail-end shaft(s) and spare propeller(s)/propellerblade(s) which are taken out of spare and used as replacement prior to delivery, but the replaced items shall be the property of the Buyers. The radio installation and navigational equipment shall be included in the sale without extra payment. Unused stores and provisions shall be included in the sale and be taken over by the Buyers without extra payment.

The Sellers have the right to take ashore crockery, plates, cutlery, linen and other articles bearing the Seller's flag or name, provided they replace same with similar unmarked items. Library, forms, etc., exclusively for use in the Sellers' vessel(s), shall be excluded without compensation. Captain's Officers', and Crew's personal belongings including the slop chest are to be excluded from the sale, as well as the following additional items (including items on hire):
Unitor Gas Bottles.

The Buyers shall take over and pay for remaining Bunkers onboard at the time of delivery at Sellers' net contract prices as per last supply and for Unused Lubricating Oils in storage tanks and unbroached drums to pay as per last major supply on the date of delivery of the Vessel. Prices for Bunkers and Luboils to be evidenced by relevant invoices.

Payment under this Clause shall be made at the same time and place and in the same currency as the Purchase Price.

8.   Documentation

The place of closing: at Sellers' nominated bank

In exchange for payment of the Purchase Price the Sellers shall furnish the Buyers with delivery documents, as reasonably required by Buyer's to register the Vessel under their new flag and Buyers' shall supply Sellers' with a list of said documents. Listing of documents to be established in an Addendum to the MOA. Copies of draft documents which are ordinarily available to be received by the Buyers' at least 7 (seven) days prior to receipt of the Notice of Readiness.

At the time of delivery the Buyers and Sellers shall sign and deliver to each other a Protocol of Delivery and Acceptance confirming the date and time of delivery of the Vessel from the Sellers to the Buyers.

Sellers' to confirm by letter that to the best of their knowledge that the Vessel is not Blacklisted by any Arab National or Organisation, and that the Vessel has not traded to Pacific CIS ports (Gypsy Moth Infestation).

Immediately after the time of delivery the Sellers shall hand to the Buyers the classification certificate(s) as well as plans etc., which are on board the Vessel. Other certificates are on board the Vessel shall be handed over to the Buyers unless the Sellers are required to retain same, in which case the Buyers to have the right to take copies. Other technical documentation which may be in the Sellers possession shall be promptly forwarded to the Buyers at their expense, if they so request. The Sellers may keep the Vessels log books but the Buyers to have the right to take copies of same.

9.   Encumbrances

The Sellers warrant that the Vessel, at the time of delivery, is free from all charters, encumbrances, mortgages and maritime liens or any other debts or claims whatsoever. The Sellers hereby undertake to indemnify the Buyers against all consequences of claims made against the Vessel which have been incurred prior to the time of delivery.

10.  Taxes, etc.

Any taxes, fees and expenses in connection with the purchase and registration under the Buyers' flag shall be for the Buyers' account, whereas similar charges in connection with the closing of the Sellers' register shall be for the Sellers' account.

11.  Condition on delivery

The Vessel with everything belonging to her shall be at the Sellers' risk and expense until she is delivered to the Buyers, but subject to the terms and conditions of this Agreement she shall be delivered and taken over as she was at the time of inspection, fair wear and tear excepted. However, the Vessel shall be delivered with her class fully maintained free of recommendations and average damage affecting the Vessel's clean class, and with her National/International class certificates, as well as all other statutory certificates the Vessel had at the time of inspection, to be clean, valid and unextended without recommendation* by Class or the relevant authorities at the time of delivery. The Vessel to be delivered with all her continous survey cycles hull and machinery up to date on the date of delivery.

"Inspection" in this Clause 11, shall mean the Buyers' Inspection according to Clause 4 a) or 4 b), if applicable, or the Buyers' inspection prior to the signing of this Agreement.

* Notes, if any, in the surveyor's report which are accepted by the Classification Society without condition/recommendation are not to be taken into account.

12.  Name/markings

Upon delivery the Buyers undertake to change the name of the Vessel and alter funnel markings. Buyers will not use the prefix "Corn" or anything remotely similar.

13.  Buyers' default

Should the deposit not be paid in accordance with Clause 2, the Sellers have the right to cancel this Agreement, and they shall be entitled to claim compensation for their losses and for all expenses incurred together with interest.

Should the Purchase Price not be paid in accordance with Clause 3, the Sellers have the right to cancel the Agreement, in which case the deposit together with interest earned shall be released to the Sellers. If the deposit does not cover their loss, the Sellers shall be entitled to claim further compensation for their losses and for all expenses incurred together with interest.

14.  Sellers' default

Should the Sellers fail to give Notice of Readiness in accordance  with Clause 5
a) or fail to be ready to validly complete a legal transfer by the date stipulated in line 61 the Buyers shall have the option of cancelling this Agreement provided always that the Sellers shall be granted a maximum of 3 (three) banking days after Notice of Readiness has been given to make arrangements for the documentation set out in Clause 8. If after Notice of Readiness has been given but before the Buyers have taken delivery, the Vessel ceases to be physically ready for delivery and is not made physically ready again in every respect by the date stipulated in line 61 and new Notice of Readiness given, the Buyers shall retain their option to cancel. In the event that the Buyers elect to cancel this Agreement the deposit together with interest earned shall be released to them immediately.

Should the Sellers fail to give Notice of Readiness by the date stipulated in line 61 or fail to be ready to validly complete a legal transfer as aforesaid they shall make due compensation to the Buyers for their loss and for all expenses together with interest if their failure is due to proven negligence and whether or not the Buyers cancel this Agreement.

15.  Buyers' representatives

After this Agreement has been signed by both parties and the deposit has been lodged, the Buyers have the right to place two representatives on board the Vessel at their sole risk and expense upon arrival at first convenient until port of delivery.

These representatives are on board for the purpose of familiarisation with all Vessels machineries/equipments and in the capacity of observers only, and they shall not interfere in any respect with crew's works or the operation of the Vessel.

The Buyers' representatives shall sign the Sellers' letter of indemnity prior to their embarkation.

Sellers to provide free accomodation/vitualling to their normal standards for senior officers.

16.  Arbitration

a)* This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of this Agreement shall be referred to arbitration in London in accordance with the Arbitration Acts 1950 and 1979 or any statutory modification or re-enactment thereof for the time being in force, one arbitrator being appointed by each party. On the receipt by one party of the nomination in writing of the other party's arbitrator, that party shall appoint their arbitrator within fourteen (14) days, failing which the decision of the single arbitrator appointed shall apply. If two arbitrators properly appointed shall not agree they shall appoint an umpire whose decision shall be final.

*16 a), 16 b) and 16 c) are alternatives; delete whichever is not applicable. In the absence of deletions, alternative 16 a) to apply.

The Sales price, terms and conditions of this Agreement are to be kept strictly private and confidential.


For the Sellers                          For the Buyers
---------------                          --------------
Gemport Gemlik Liman Ve Depolama         Barland Holdings Inc.
Isletmeleri A.S.


BOARD MEMBER
TEOMAN RUA



/s/  Teoman Rua                          /s/ G. Agaaaks
---------------------------              7/3/2005
                                         -----------------------
                                         (18:80 Hrs. L.T.)